SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D. C.  20549



                            FORM 11-K

                          ANNUAL REPORT



       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

            for the fiscal year ended March 31, 1999

                               OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        for the transition period from _______ to _______

                  Commission file number 1-3203



            STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES
                 OF WISCONSIN TISSUE MILLS INC.


                     CHESAPEAKE CORPORATION
                      1021 East Cary Street
                         P. O. Box 2350
                 Richmond, Virginia  23218-2350


















                               -1-
           STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES OF
                   WISCONSIN TISSUE MILLS INC.



Administration of the Plan:

  The Plan is administered by the Stock Purchase Plan for Hourly
  Employees of Wisconsin Tissue Mills Inc. Committee (the
  "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:

                Name                      Address

           Thomas A. Smith (1)        Richmond, Virginia  23218

           J. P. Causey Jr. (2)       Richmond, Virginia  23218

           William T. Tolley (3)      Richmond, Virginia  23218

       (1) Mr. Smith is Vice President - Human Resources of the Corporation and serves as the Committee Chairman.

       (2)    Mr. Causey is Senior Vice President, Secretary &
       General Counsel of the Corporation.

       (3)    Mr. Tolley is Senior Vice President - Finance &
       Chief Financial Officer of the Corporation.

  Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

  (a)     Financial statements:

     Stock  Purchase  Plan  for  Hourly  Employees  of  Wisconsin
     Tissue Mills Inc.:

       Statements of Financial Condition
       Statements of Income and Changes in Plan Equity

  (b)     Exhibit:

       23.1 Consent of PricewaterhouseCoopers LLP





                               -2-
                           SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. Committee (the "Committee") have duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                         STOCK PURCHASE PLAN FOR HOURLY
                         EMPLOYEES OF WISCONSIN TISSUE MILLS INC.



                         By: \s\ Thomas A. Smith
                         -----------------------
                                 Thomas A. Smith,
                                 Chairman of the Committee




June 4, 1999























                               -3-


Report of Independent Accountants




To the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. Committee:

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills, Inc. (the "Plan") at March 31, 1999 and 1998, and the changes in plan equity for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




                                   /s/PRICEWATERHOUSECOOPERS LLP
                                   -----------------------------
                                     PRICEWATERHOUSECOOPERS LLP




Richmond, Virginia
June 4, 1999









                               -4-
STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES OF WISCONSIN TISSUE
MILLS INC.
STATEMENTS OF FINANCIAL CONDITION
March 31, 1999 and 1998



                                            1999     1998
                                          -------  -------
Asset:
 Funds held by Wisconsin Tissue Mills Inc.
  (Note 2)                                 $  996  $1,304
                                           ======  ======

Plan equity                                $  996  $1,304
                                           ======  ======







































The accompanying notes are an integral part of these financial statements.




                               -5-
STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES OF WISCONSIN TISSUE
MILLS INC.
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended March 31, 1999, 1998 and 1997

                                             1999       1998        1997
                                             ----       ----        ----
Contributions (Note 1):
 Employees                                  $74,175    $64,677    $37,100

 Employer: $22,543 in 1999, $11,883
  in 1998 and $7,868 in 1997; less
  withheld taxes of $9,592, $5,056
  and $3,277, respectively                   12,951      6,827      4,591
                                            -------    -------    -------
                                             87,126     71,504     41,691
Deductions:
 Purchase and distribution to
  participants at year end of 2,655
  shares in 1999 ($28.84 per share),
  1,885 shares in 1998 ($34.93 per
  share), and 1,345 shares in 1997
  ($28.76 per share) of common stock of
  Chesapeake Corporation (Note 1)            76,564     65,845     38,686

Refunds to employees withdrawing from
 the Plan attributable to:
 Employees' contributions for the year       10,493      5,251      1,976
 Employees' account balances at
 beginning of year                              377        133          -
                                            -------    -------    -------
                                             87,434     71,229     40,662
                                            -------    -------    -------
   (Decrease) increase in plan equity          (308)       275      1,029

Plan equity, beginning of period              1,304      1,029          -
                                            -------    -------    -------
      Plan equity, end of period            $   996    $ 1,304   $ 1,029
                                            =======    =======    =======








The accompanying notes are in integral part of these financial statements.



                               -6-

STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES OF WISCONSIN  TISSUE MILLS
INC.
NOTES TO FINANCIAL STATEMENTS


 1.     Description of the Plan:

   The Board of Directors of Chesapeake Corporation (the "Corporation") has approved the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. (the "Plan") and reserved a total of 300,000 shares of the Corporation's common stock for sale to certain eligible hourly employees, as defined, of participating operations of Wisconsin Tissue Mills Inc. and its designated subsidiaries (the "Employer").

   The Plan is administered by the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. Committee (the "Committee"), whose members are appointed by the Corporation's Board of Directors and are employees of the Corporation. Participants in the Plan are permitted to invest between one and five percent of their basic compensation, as defined. The Employer contributes to the Plan, as of the end of the Plan Year, a percentage (determined by the Committee of the Plan, up to 60%) of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws. For fiscal years 1999, 1998 and 1997, the employer contribution was 35.4%, 20% and 22.4%, respectively, of the participants' contributions net of refunds. The combined amount becomes available to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares as the Plan does not provide for the purchase of fractional shares.

   As of March 31, 1999, 5,885 shares (2,655 shares in the current year and 3,230 in prior years) of the Corporation's common stock had been issued under the Plan and 294,115 shares were available for future issuance.

   An employee's participation in the Plan terminates if the participant ceases to be employed by the Employer for any reason, including death. A participant who retires may continue to participate in the Plan until the end of the next Plan Year following the date of the participant's retirement without making future contributions. A participant may also voluntarily terminate his participation in the Plan at any time. The Plan provides that any participant whose

                                -7-
 1.   Description of the Plan, continued:

   participation in the Plan terminates and who receives a refund of contributions will also receive an interest payment for the contributions credited as of the end of the calendar quarter preceding the date participation in the Plan is terminated.
   The Committee will prescribe the applicable interest rate, or the manner in which such interest rate will be determined, for each Plan Year. The interest rate for the period beginning November 1, 1996 (date of commencement) was 5% per annum compounded quarterly. This interest rate will stay in effect from year to year until it is changed by the Committee. For the Plan Years ended March 31, 1999, 1998 and 1997, the Employer paid $97, $65 and $12 of interest, respectively, to employees withdrawing from the plan. An individual who terminates participation in the plan forfeits all rights to any contribution from the Employer with respect to the Plan Year that includes the date of such termination, except for any interest credit. Participants have a 100% vested interest in their contributions.


   The fiscal year of the Plan ends each March 31. The Plan was instituted November 1, 1996; therefore, the period ended March
   31, 1997 reflects only five months of activity.



 2. Funds Held by Wisconsin Tissue Mills Inc.:

   Funds received or held by the Employer with respect to the Plan may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.



 3.     Taxes and Expenses:

   The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan.
   The Plan is not subject to income taxes.

   Expenses of administering the Plan are borne by the Employer.




                                -8-
EXHIBIT 23.1





               Consent of PricewaterhouseCoopers LLP
                              _______



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14189) of
Chesapeake Corporation of our report dated June 4, 1999 appearing on page 3 of this Form 11-K.



                              /s/ PRICEWATERHOUSECOOPERS LLP
                              ------------------------------
                                  PRICEWATERHOUSECOOPERS LLP





Richmond, Virginia
June 4, 1999
























                                -1-